Exhibit 99.1

Kaspi.kz receives investment grade rating from Moody’s

Kaspi.kz has received its second international credit rating. Moody’s rates Kaspi.kz investment grade Baa3 with a stable outlook. The rating follows Fitch’s investment BBB- credit rating and stable outlook, received in the second half of 2024. These rating are separate from Kaspi Bank, a component of Kaspi.kz’s Fintech Platform, which has been tracked by international rating agencies for many years.

According to Moody’s, the rating reflects Kaspi.kz’s diverse business profile, leading nationwide franchise and sound financials including profitability, capitalisation and liquidity. Among the key ratings drivers are:

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Diverse business model: Kaspi.kz’s Super App business model is unique in its ability to successfully combine leading & diverse franchises across payments, commerce and fintech. This supports good revenue generation and resilience through the economic cycle.
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Stellar profitability in excess of 40%, reflecting tight cost control and limited risk from loan losses.
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Low leverage, with almost all debt in the form of Kaspi Bank’s deposit liabilities.

Mikhail Lomtadze, CEO & co-founder of Kaspi.kz, commented: “This is the second credit rating received by Kaspi.kz in the past couple of months. Both Moody’s and Fitch have recognised our diverse business model, leading market position, financial results track record and low leverage. As we embark on expansion into Türkiye with Hepsiburada we do this from a position of strength and are firmly on the front foot.”

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, we acquired a 65.41% stake in Hepsiburada, a leading e-commerce technology platform in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275